UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

First Amendment

Under the Securities Exchange Act of 1934

ATI Modular Technology Corp. f/k/a Global Recycle Energy, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

00215H 103 (Common Stock)
(CUSIP Number)
Alton Perkins Chief Executive Officers and President 4700 Homewood Court Suite 100 Raleigh, NC 27609
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2016 June 13, 2016 through September 13, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
AmericaTowne, Inc. (“AmericaTowne”) Alton Perkins (“Perkins”) Alton & Xiang Mei Lin Perkins Family Trust (the “Perkins Trust”)

I.R.S. Identification Nos. of above persons (entities only). AmericaTowne, Inc. 46-5488722 Perkins Trust 46-7513804

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC (AmericaTowne) PF (Perkins Trust) PF (Perkins)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
AmericaTowne is incorporated in Delaware. The Perkins Trust is organized under the laws of North Carolina, and Perkins is a resident of North Carolina.

Number of	7. Sole Voting Power
Shares Beneficially	100,000,000 Shares of Common Stock (AmericaTowne) 101,629 Shares of Common Stock (Perkins Trust) 15,694 Shares of Common Stock (Perkins)
8. Shared Voting Power
Owned by Each	100,117,593 Shares of Common Stock
Reporting	9. Sole Dispositive Power
Person With:	100,000,000 Shares of Common Stock (AmericaTowne) 101,629 Shares of Common Stock (Perkins Trust) 15,694 Shares of Common Stock (Perkins)
10. Shared Dispositive Power
100,117,593 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
100,000,000 Shares of Common Stock (AmericaTowne) 101,629 Shares of Common Stock (Perkins Trust) 15,694 Shares of Common Stock (Perkins)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

86.15%

14.	Type of Reporting Person (See Instructions)
CO (AmericaTowne) OO (Perkins Trust) IN (Perkins)

Item 1. Security and Issuer

ATI Modular Technology Corp. f/k/a Global Recycle Energy, Inc. is a Nevada corporation.

Item 2. Identity and Background

AmericaTowne, Inc. is a Delaware corporation registered to do business in the State of North Carolina, and its principal place of business is 4700 Homewood Court, Suite 100 in Raleigh, North Carolina 27609 (“AmericaTowne”). Neither AmericaTowne, nor any of its directors or officers, including Perkins, individually or as trustee of the Perkins Trust, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. During the last five years, neither AmericaTowne, nor any of its directors or officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

$175,000 from AmericaTowne’s working capital.

$30,491 from the Perkins Trust funds.

$90,856 from Perkins, individually.

Item 4. Purpose of Transaction

The purpose of the transaction related to AmericaTowne was for AmericaTowne to acquire the controlling interest in the Company and proceeding with a change in control event. On June 27, 2016, following consents in lieu of shareholder meeting and in lieu of a meeting of the Board of Directors, Issuer amended its articles of incorporation with the State of Nevada changing the name of the company to the current name of the Issuer, i.e. ATI Modular Technology Corp. Issuer is now an affiliate of AmericaTowne by virtue of AmericaTowne’s majority and controlling interest in the Issuer. Issuer’s new director and officer is Perkins, who is the beneficial owner of the controlling and majority interest in AmericaTowne, and is AmericaTowne’s Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary. Issuer also amended its bylaws, and filed a corporate action notification with the OTC Markets Group (action regarding change of trading symbol on the OTC Pink).

Between June 13, 2016 and September 13, 2016, Perkins, individually and as trustee of the Perkins Trust, purchased with personal funds on the open market 15,964 shares and 101,629 shares, respectively, of the Issuer’s common stock at the average per share price of $1.94 and $.89, respectively. The purpose of these transactions were to purchase for the account of Perkins’ and Perkins’ Trust personal accounts.

Item 5. Interest in Securities of the Issuer

No additional disclosure required under Item 5 of 17 CFR 240.13d-101.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No additional disclosure required under Item 5 of 17 CFR 240.13d-101.

Item 7. Material to Be Filed as Exhibits

Stock Purchase and Sale Agreement dated June 2, 2016.

/s/Alton Perkins

AmericaTowne, Inc.

By: Alton Perkins

Its: Chief Executive Officer

/s/Alton Perkins

Alton & Xiang Mei Lin Perkins Family Trust

By: Alton Perkins

Its: Trustee

/s/Alton Perkins

Alton Perkins

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